SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 02/26/2025 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote Pursuant to articles 26 and following of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”), if a shareholder of Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Company” or “Eletrobras”) chooses to exercise its remote voting right at the Extraordinary General Meeting of the Company (“EGM”), to be held on February 26, 2025, at 2:00 PM (BRT), this remote voting ballot (“Voting Ballot”) shall be fully completed, signed and sent, as of this date, to: (i) Itaú Corretora de Valores, bookkeeping agent for the shares issued by the Company (“Bookkeeping Agent”); (ii) the custody agent responsible for the custody of the shares issued by the Company and held by the Company (Custodian Agent), provided that they offer such service; (iii) the central securities depository in which the Companys shares are deposited (“Central Securities Depository”); or (iv) the Company. For the Voting Ballot to be considered valid, (i) the shareholder must indicate above his or her name (or corporate name) and the number of his or her CPF or CNPJ, as applicable, and, in the appropriate field below, the email address for eventual contact; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or their legal representative(s), as applicable and under the terms of the legislation in force. The Management Proposal for the EGM contains detailed instructions on the representation of shareholders. If the shareholder is considered a legal entity under Brazilian law, the signature must be of its legal representatives, or proxies with powers to practice this type of act. The Voting Ballot sent directly to the Company must be attached to the documentation proving the quality of shareholder or legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in the Management Proposal. Voting Ballots received by the Bookkeeping Agent, the Custodian Agent, Central Securities Depository and/or the Company up to four (4) days prior to the date of the EGM will be accepted. The Voting Ballot delivered after this term will be considered invalid and will not be processed by the Company. Pursuant to articles 6 and 7 of the Eletrobras Bylaws, no Brazilian or foreign, public or private shareholder or group of shareholders may exercise voting rights on a number greater than the equivalent of ten percent (10%) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock. The concept of a group of shareholders is found in Article 8 of Eletrobras Bylaws. Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider The Voting Ballot may be delivered alternatively to: (i) the Bookkeeping Agent for the shares issued by the Company; (ii) the Custodian Agent responsible for the custody of the shares issued by the Company that it holds, provided it offers such service; (iii) the Central Securities Depository; or (iv) directly to the Company. Shareholders holding shares in book-entry books may vote remotely through the Bookkeeping Agent. Voting instructions must be carried out via Itaú’s Digital Assembly website. To vote via website shareholders must register and have a digital certificate. Information on how to register and the step-by-step instructions for issuing a digital certificate can be found on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleiadigital. The Custodian Agent may, but is not obliged to, receive Voting Ballots from the Companys shareholders. Shareholders are recommended to check with their respective Custodian Agent whether it will provide such service, as well as its costs and procedures. Shareholders with shares held in the Central Securities Depository may send their Voting Ballots directly to the Central Securities Depository, which may establish rules and operational procedures for organizing and managing activities related to the collection and transmission of filling instructions for the Voting Ballots, which must be adhered to by the shareholder. The Companys shareholders may also, at their sole judgement, send the completed, duly signed, and digitalized Voting Ballot directly to the Company exclusively through the following website https://qicentral.com.br/m/age-eletrobras-2025-01. Voting Ballots sent by any means other than the indicated website will be refused and returned by the Company. The Voting Ballot that is not attached to the documentation necessary to prove the status of shareholder or to prove its representation, under the terms of the Management Proposal of the EGM, will not be considered valid and, consequently, will not be processed by the Company. However, it may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81 Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case. The EGM will be held exclusively digitally, through the Zoom digital platform (“Digital Platform”). Shareholders, their representatives, or proxies, as the case may be, who effectively register and DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 02/26/2025 join the Digital Platform by the time the work begins, may participate in the EGM. Detailed information on the terms and procedures for participation via Digital Platform or by sending the Remote Voting Ballot are included in the Management Proposal for the EGM, available on the companys websites (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (https://sistemas.cvm.gov.br/), and B3 S.A. – Brasil, Bolsa, Balcão (https://www.b3.com.br/pt_br/). The Company will only accept the submission of the Voting Ballot through the website https://qicentral.com.br/m/age-eletrobras-2025-01. Voting Ballots sent to the Company by any means other than the website will be refused and returned by the Company. The Investor Relations team is available to clarify any doubts via the e-mail address assembleiavirtual@eletrobras.com. Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number According to the agreement signed between the Company and the Bookkeeping Agent, voting instructions must be made carried out via Itaú Digital Assembly website. To vote via website, it is necessary to register and have a digital certificate. Information on registration and step-by-step p r o c e s s f o r i s s u i n g a d i g i t a l c e r t i f i c a t e c a n b e f o u n d a t : https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleiadigital. Further information on the applicable procedures and requirements can be obtained at the following address: Itaú Corretora de Valores Avenida Brigadeiro Faria Lima, 3,500, 3rd floor - São Paulo Attending to shareholder: 3003-9285 (capitals and metropolitan regions) 0800 7209285 (other locations) Service hours are on business days from 9 am to 6 pm Email: atendimentoescrituracao@itau-unibanco.com.br Resolutions concerning the Extraordinary General Meeting (EGM) [Eligible tickers in this resolution: ELET3] 1. Approve the detailed description of the Companys corporate purpose to include the retail form of electricity trading, as an example of a corporate act resulting from the activities of electricity generation and transmission, with the consequent amendment to item I of Article 3 of the Companys Bylaws (Bylaws). [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: ELET3] 2. Approve the following amendments to the Companys Bylaws: (a) (a.i) inclusion of paragraph 1 and amendment of paragraph 2 of article 22, as well as the renumbering of paragraph 1 to paragraph 2 and paragraph 2 to paragraph 6; and (a.2) inclusion of items IV and V to paragraph 1, and paragraphs 1, 3, 4, 5, and 12 to article 22; (b) removal of article 29; (c) inclusion of paragraph 4 to article 43; and (d) amendment to article 53, as well as other renumbering of articles, items, and paragraphs as applicable, according to the Management Proposal. [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: ELET3] 3. Approve the following amendments to the Bylaws: (a) amendment to item II and the heading of article 26; (b) amendment to the heading and paragraphs 2, 3 and 4 of article 28; (c) amendment to paragraphs 1 and 2 of article 30, as well as renumbering to article 29; (d) (d.1) inclusion of item XXIII to article 31, as well as renumbering to article 30; (d.2) amendment to items XIV, XVI, XIX, XXVI, XXVII, XXVIII, XXXI, XXXIV of article 31, amendment to items II and III of paragraph 4 of article 31; (e) amendment to paragraph 1, its items I and II, and inclusion of item III, and amendment to paragraph 2, all of article 32; (f) (f.1) amendment to the heading of article 33, as well as renumbering to article 32; (f.2) amendment to the heading of article 34 and inclusion of item I, replacement and amendment of the sole paragraph of article 34 by item II of article 34, as well as renumbering to article 33; (f.3) amendment to the heading of article 35, as well as renumbering to article 34; and (f.4) inclusion of article 35; (g) (g.1) amendment to sub-item (e) of item I and amendment to items VI, XXI, and XXIV of article 39; and (g.2) inclusion of items XXVII and XXVIII to article 39; (h) amendment to item VI of article 40; (i) deletion of item XI of article 45; (j) amendment to the title of CHAPTER X; and (k) amendment to the title of CHAPTER XI, as well as other renumbering of articles, items, and paragraphs as applicable, according to the Management Proposal. DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CENTRAIS ELET BRAS S.A. - ELETROBRAS to be held on 02/26/2025 [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: ELET3] 4. If any of the resolutions set out in items 1 to 3 above are approved, to approve: (i) the consolidation of the Companys Bylaws, considering all amendments approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as provided in items 1 to 3 and as approved by the National Electric Energy Agency – Aneel (Aneel), pursuant to Schedule I of Aneel Normative Resolution No. 948, of November 16, 2021; and (ii) if necessary, that the board of directors take administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the meeting and by Aneel, including the renumbering and cross-reference adjustments applicable to other provisions of the Bylaws, including for the purpose of filing, publication, and compliance with other applicable legal and regulatory provisions. [ ] Approve [ ] Reject [ ] Abstain City : Date : Signature : Shareholder's Name : Phone Number :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.